VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re:    Delcath Systems, Inc. Registration Statement on Form S-1 Filed January 27, 2020

Ladies and Gentlemen:

Delcath Systems, Inc. (the “Company”) is filing today a Registration Statement on Form S-1 registering an aggregate of 1,882,723 shares of common stock, par value $0.01 per share (the “Common Stock”), for sale or other disposition by the selling stockholders named therein (the “Registration Statement”). The purpose of this letter is to explain to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the purpose and proposed timing of the Registration Statement. Capitalized terms used herein have the respective meanings ascribed thereto in the Registration Statement unless otherwise used herein.

As described in the Registration Statement, on January 13, 2020, the Company filed with the Commission a registration statement on Form S-1 (File No.: 333-235904) (the “Public Offering Registration Statement”), relating to a proposed $25 million public offering of its equity securities (the “Public Offering”). If the public offering price of the securities offered in the Public Offering is less than $23.04 per share, under the full-ratchet price-protection provisions of the Preferred Stock and the 2019 Warrants, the Conversion Price of the Preferred Stock and the Exercise Price of the 2019 Warrants will be reduced to such public offering price. In such event, the Company would be required to issue additional shares of common stock upon the conversion of the Preferred Stock.

Based on the current trading price of the Common Stock, the Company expects that the public offering price of the securities to be sold in the Public Offering price will result in the potential issuance of more shares of Common Stock than the Company has presently registered for resale or other disposition by the selling stockholders.

Under the terms of the Preferred Stock, the 2019 Warrants and the registration rights agreement entered into in connection with the Private Placements and the Debt Exchange, if the Company has not registered all of the shares of Common Stock issuable upon the conversion of the Preferred Stock and the exercise of the 2019 Warrants for resale or other disposition by the selling stockholders, (i) the Company would be liable for liquidated damages for the period of time that such shares are not registered, and (ii) holders of the 2019 Warrants would have the right to effect a cashless exercise of the 2019 Warrants, which would deprive the Company of needed capital.

As a result, the Company is filing the Registration Statement to register the additional shares of Common Stock that would need to be registered assuming that the public offering price of the securities sold in the Public Offering is $9.00 per share, which is a recent closing sale price of the Common Stock.

In the event that the actual public offering price of the securities sold in the Public Offering is less than $9.00 per share, the Company intends to file an amendment to the Registration Statement to register the additional shares that would become issuable to the selling stockholders for resale or other disposition by them. The Company would like to have the Registration Statement, as it may be amended, declared effective by the Commission promptly following the effectiveness of the Public Offering Registration Statement so that there is no gap in the satisfaction of the Company’s obligations under the registration rights agreements.

Please contact the undersigned at (973) 597-2382 with any questions regarding the contents of this letter or the Registration Statement.

Very truly yours,

/s/ John D. Hogoboom
John D. Hogoboom

cc:    Barbra Keck